Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

February 28, 2011

Item 3	News Release

The news release dated February 28, 2011 was disseminated through Marketwire’s Combined Canadian and US Timely Disclosure Network.

Item 4	Summary of Material Change

Silver Standard Resources Inc. announced today that it has entered into an agreement with Esperanza Resources Corp. (“Esperanza”) to purchase Esperanza’s interest in the San Luis project. Upon completion of the acquisition, Silver Standard will own 100% of the San Luis project and exploration properties.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated February 28, 2011.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Guy Davis, Corporate Counsel and Assistant Corporate Secretary
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 1st day of March, 2011

February 28, 2011	News Release 11-6

SILVER STANDARD CONSOLIDATES THE SAN LUIS PROJECT

VANCOUVER, B.C. – Silver Standard Resources Inc. (“Silver Standard”) (NASDAQ: SSRI, TSX: SSO) announced today that it has entered into an agreement with Esperanza Resources Corp. (“Esperanza”) to purchase Esperanza’s interest in the San Luis project. Upon completion of the acquisition, Silver Standard will own 100% of the San Luis project and exploration properties.

“This transaction builds our position in a highly prospective, mining-rich region,” said John Smith, President and Chief Executive Officer. “It also delivers 100% ownership and operating control of a core growth asset which is consistent with Silver Standard’s strategy to develop and operate opportunities for our shareholders.”

Under the terms of the agreement, Silver Standard will acquire Esperanza’s interest in the San Luis project for C$17 million in cash, the transfer to Esperanza of the 6.459 million shares of Esperanza currently held by Silver Standard, and a 1% net smelter return royalty. Completion of the transaction is subject to customary conditions including the receipt of any required regulatory approvals.

Silver Standard expects to complete the transaction by April 30, 2011.

SOURCE: Silver Standard Resources Inc.

Contact:

W. John DeCooman Jr., Vice President, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of the release of financial results, development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the closing of the purchase by Silver Standard of Esperanza’s interest in the San Luis project, including the receipt of all regulatory approvals, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.